SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of October 2017

Commission File Number: 001-37602

Fuling Global Inc.

(Registrant’s name)

Southeast Industrial Zone, Songmen Town

Wenling, Zhejiang Province

People’s Republic of China 317511

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.:

Form 20-F ☒        Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K on paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K on paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Explanatory Note:

The Registrant is filing this Report on Form 6-K to provide its proxy statement for its 2017 annual shareholder meeting.

Exhibits

No.	Description
99.1	Proxy Statement for 2017 Annual Shareholder Meeting

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

FULING GLOBAL INC.

Date: October 27, 2017	By:	/s/ Gilbert Lee
	Name:	Gilbert Lee
	Title:	Chief Financial Officer

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